FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ANNUAL INFORMATION UPDATE (AIU)

SANTANDER UK PLC

17 May 2010

INTRODUCTION

Santander UK plc published its Annual Report for the year-ended 31st December 2009 on the 27 April 2010 and is therefore providing its AIU for the 12 months up to and including 17 May 2010.  In accordance with the requirements of the Prospectus Rule 5.2, this update refers to all information that has been published over the 12 months ended on 17 May 2010, information is referred to rather than included in full.

The information in this up date was up to date at the time the information was published but some information may now be out of date.

We are publishing the AIU via an RIS today.

ALL RNS ANNOUNCEMENTS (INCLUDING 6K'S ETC)

All of the announcements listed below were announced either by RNS or Business Wire.

Time/Date                                   Headline

16:57 13-May-2010	Santander UK PLC
16:18 11-May-2010	Santander UK PLC
16:19 29-Apr-2010	Repurchase
11:32 29-Apr-2010	Publication of a Supplementary Prospectus
08:45 29-Apr-2010	Admission to listing
07:30 29-Apr-2010	Santander UK Quarter 1 profits up 15%
12:29 28-Apr-2010	Preference Scheme becoming effective
17:01 27-Apr-2010	Repurchase
15:00 27-Apr-2010	Annual Financial Report - Part 2 of 2
15:00 27-Apr-2010	Annual Financial Report - Part 1 of 2
17:11 22-Apr-2010	Repurchase
16:32 20-Apr-2010	Repurchase
17:03 16-Apr-2010	Repurchase
16:49 15-Apr-2010	Repurchase
17:01 06-Apr-2010	Repurchase
16:47 01-Apr-2010	Repurchase
17:00 31-Mar-2010	Repurchase
16:59 30-Mar-2010	Repurchase
09:49 26-Mar-2010	Partial Repurchase
10:08 24-Mar-2010	Partial Repurchase
14:50 23-Mar-2010	Partial Repurchase
12:39 17-Mar-2010	Partial Repurchase
17:56 15-Mar-2010	Early Redemption
07:30 15-Mar-2010	Posting of scheme document and prospectus
15:50 10-Mar-2010	Notice of General Meeting and Result
13:18 10-Mar-2010	Notice of redemption of notes
14:56 09-Mar-2010	Partial Early Repurchase
13:23 09-Mar-2010	Partial Early Repurchase
16:14 05-Mar-2010	Partial Early Repurchase
18:11 03-Mar-2010	Supplementary Prospectus
17:45 03-Mar-2010	Partial Early Repurchase
17:56 26-Feb-2010	Early Repurchase(s)
07:30 26-Feb-2010	Alliance & Leicester plc and Santander UK plc
18:08 18-Feb-2010	Partial Early Repurchase

15:03 04-Feb-2010	Early Repurchase(s)
07:30 04-Feb-2010	Full Year Trading Statement
14:58 01-Feb-2010	Early Repurchase(s)
17:14 12-Jan-2010	Supplementary Prospectus
15:37 10-Feb-2010	Partial Early Repurchase
15:52 21-Jan-2010	Partial Early Repurchase
17:00 19-Jan-2010	FRN Variable Rate Fix
15:29 13-Jan-2010	Partial Early Repurchase
09:53 11-Jan-2010	Change of Name
16:56 07-Jan-2010	Partial Early Repurchase
14:21 06-Jan-2010	Early Repurchase(s)
15:11 04-Jan-2010	Partial Early Repurchase
07:11 04-Jan-2010	Partial Repurchase
16:22 22-Dec-2009	Partial Repurchase
16:50 18-Dec-2009	Early Repurchase(s)
11:36 18-Dec-2009	Adoption of New Articles of Association
15:51 17-Dec-2009	Partial Early Repurchase
14:49 09-Dec-2009	FRN Variable Rate Fix
15:17 04-Dec-2009	Partial Early Repurchase
17:13 27-Nov-2009	Partial Early Repurchase
15:06 25-Nov-2009	Partial Early Repurchase
17:55 02-Nov-2009	Replacement - Supplementary Prospectus
16:56 28-Oct-2009	Supplementary Prospectus
07:30 28-Oct-2009	Q3 2009 Trading Statement
14:54 27-Oct-2009	Early Repurchase(s)
14:57 22-Oct-2009	Early Repurchase(s)
17:50 19-Oct-2009	FRN Variable Rate Fix
15:07 07-Oct-2009	Partial Early Repurchase
15:03 29-Sep-2009	Early Repurchase(s)
15:56 25-Sep-2009	Partial Early Repurchase
14:47 17-Sep-2009	Partial Early Repurchase
13:16 10-Sep-2009	Supplemental Prospectus
15:51 07-Sep-2009	Early Repurchase(s)
14:47 07-Sep-2009	Early Repurchase(s)
17:18 02-Sep-2009	Partial Early Repurchase
15:30 28-Aug-2009	Early Repurchase(s)
14:00 28-Aug-2009	Half Yearly Report
14:13 25-Aug-2009	Early Repurchase(s)
15:21 20-Aug-2009	Early Repurchase(s)
14:41 06-Aug-2009	Partial Early Repurchase
07:32 31-Jul-2009	Directorate Change
07:30 29-Jul-2009	2009 Half Year Trading Statement
14:59 27-Jul-2009	Partial Early Repurchase
14:35 22-Jul-2009	Partial Early Repurchase
11:25 20-Jul-2009	Early Repurchase(s)
17:56 17-Jul-2009	FRN Variable Rate Fix
14:53 15-Jul-2009	Partial Early Repurchase
17:06 10-Jul-2009	Early Repurchase(s)
14:56 08-Jul-2009	Partial Early Repurchase
17:37 06-Jul-2009	Early Repurchase(s)
15:14 25-Jun-2009	Partial Early Repurchase
15:10 24-Jun-2009	Early Repurchase(s)
14:57 19-Jun-2009	Partial Early Repurchase
11:13 08-Jun-2009	Doc re. Notice of AGM
11:30 01-Jun-2009	Directorate Change
15:47 15-May-2009	Partial Early Repurchase
15:11 13-May-2009	Partial Early Repurchase
15:15 11-May-2009	Partial Early Repurchase

15:39 07-May-2009	Partial Early Repurchase
07:30 29-Apr-2009	Trading Statement
17:00 28-Apr-2009	Early Repurchase(s)
16:24 27-Apr-2009	Early Repurchase(s)
14:41 23-Apr-2009	Early Repurchase(s)
17:17 17-Apr-2009	FRN Variable Rate Fix
16:00 17-Apr-2009	Directorate Change
09:27 01-Apr-2009	Annual Information Update

Copies of the above announcements can be downloaded from the London Stock Exchange website (www.londonstockexchange.co.uk).

ALL COMPANIES HOUSE FILINGS

All of the documents listed below were filed with Companies House England & Wales and were received on the dates indicated.

Filing Dates                           Description

04/05/2010                           AR01 Annual Return and Statement of Capital
17/03/2010                           Alteration to Memorandum and Articles
16/01/2010                           Articles of Association
14/01/2010                           Statement of Company’s objects
14/01/2010                           Alteration to Memorandum and Articles
11/01/2010                           Company name changed
09/12/2009                           AD01 Registered Office Change
20/11/2009                           Director’s change of particulars
23/09/2009                           Director appointed
16/09/2009                           Directors change of particulars
30/06/2009                           Group of Companies’ Accounts made up to 31/12/2008
09/06/2009                           Director appointed
12/05/2009                           Appointment terminated
07/05/2009                           Return made up to 31/03/2009
09/04/2009                           Director’s change of particulars
04/04/2009                           Particulars of a mortgage or charge

Copies of documents filed at Companies House are available from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

ANY PROSPECTUS' PRODUCED

All of the documents listed below were filed with the UKLA Document Viewing Facility and were filed on the dates indicated.

Filing Dates                           Description

10/09/2009                           Publication of Prospectus
28/10/2009                           Publication of Prospectus
02/11/2009                           Publication of Prospectus
12/01/2010                           Publication of Prospectus
03/03/2010                           Publication of Prospectus
15/03/2010                           Publication of Prospectus
29/04/2010                           Publication of Prospectus

DOCUMENTS LODED WITH THE SECURITES AND EXCHANGE COMMISSION

The following filings have been made to the US Securities and Exchange Commission (“SEC”):

14/05/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000300 (34 Act)  Size: 18 KB

29/04/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000257 (34 Act)  Size: 23 KB

29/04/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000256 (34 Act)  Size: 217 KB

29/04/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000255 (34 Act)  Size: 21 KB

28/04/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000248 (34 Act)  Size: 22 KB

27/04/2010                           20-F Annual and transition report of foreign private issuers [Sections 13 or 15(d)]
Acc-no: 0000950123-10-038614 (34 Act)  Size: 4 MB

15/03/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000167 (34 Act)  Size: 28 KB

10/03/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000157 (34 Act)  Size: 817 KB

26/02/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000098 (34 Act)  Size: 32 KB

25/02/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000094 (34 Act)  Size: 19 KB

24/02/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000043 (34 Act)  Size: 155 KB

11/01/2010                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-10-000015 (34 Act)  Size: 20 KB

18/12/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000934 (34 Act)  Size: 12 KB

28/10/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000875 (34 Act)  Size: 222 KB

22/09/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000798 (34 Act)  Size: 2 MB

08/09/2009                           6K Prospectuses and communications, business combinations
Acc-no: 0000950103-09-002214 (34 Act)  Size: 9 KB

08/09/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000777 (34 Act)  Size: 13 KB

02/09/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000768 (34 Act)  Size: 2 MB

28/08/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000756 (34 Act)  Size: 2 MB

25/08/2009                           6K Prospectuses and communications, business combinations
Acc-no: 0000950103-09-002097 (34 Act)  Size: 56 KB

31/07/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000680 (34 Act)  Size: 13 KB

29/07/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000674 (34 Act)  Size: 103 KB

08/07/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000950123-09-020827 (34 Act)  Size: 112 KB

08/07/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000950123-09-020819 (34 Act)  Size: 1 MB

02/06/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000527 (34 Act)  Size: 12 KB

29/04/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000391 (34 Act)  Size: 100 KB

17/04/2009                           6K Report of foreign issuer [Rules 13a-16 and 15d-16]
Acc-no: 0000903423-09-000359 (34 Act)  Size: 12 KB

Copies of documents filed with the SEC are available at http://www.sec.gov/edgar/searchedgar/companysearch.html

Further Information

Further information regarding the Company and its activities can be found on the Santander website http://www.aboutsantander.co.uk

Contacts:

Shaun Coles, Deputy Company Secretary
Santander UK plc, 2 Triton Square
Regent’s Place, London, NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 17 May 2010	By / s / Jessica Petrie (Authorised Signatory)